                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                       SALIVA DIAGNOSTIC SYSTEMS, INC.
--------------------------------------------------------------------------------
                               (Name of issuer)

                         COMMON STOCK, $.01 par value
--------------------------------------------------------------------------------
                        (Title of class of securities)

                                  795427202
--------------------------------------------------------------------------------
                                (CUSIP number)

       Samuel M. Krieger, Esq., 319 Fifth Avenue, New York, New York 10016
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 26, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box / /.

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.


               (Continued on following pages) (Page 1 of 13 Pages)


----------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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                                                          Page 2   of  13  Pages
                                                              ---     ----
CUSIP No. 795427202                 13D


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS      [                ]
         BISCOUNT OVERSEAS, LTD. ("Reporting Entity")
         EIN No.

         RESONANCE LIMITED  ("Resonance")
         EIN No.

         COMBINATION, INC. ("Combination")
         EIN No.

         DAVID FREUND ("Freund")
         SS No.

         ABRAHAM ZISKIND ("Ziskind")
         SS No.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                      (b) /X/
                  SEE ITEM 5 BELOW

3    SEC USE ONLY

4    SOURCE OF FUNDS

          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Reporting Entity:          Switzerland
         Resonance:                 Isle of Man
         Combination:               Turks and Caicos Islands
         Freund:                    Israel
         Ziskind:                   Israel

NUMBER OF
SHARES         7   SOLE VOTING POWER

                         SEE ITEM 5 BELOW

                         Reporting Entity:          2,644,558

                         Resonance:                   300,000

BENEFICIALLY             Combination:                 300,000
                         Freund:                      300,000
OWNED BY                                            ---------
                         Combination & Freund:        600,000

                         Ziskind:                     253,632

                         If a Group, total:         3,798,190


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                                                          Page 3   of  13  Pages
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EACH           8   SHARED VOTING POWER
REPORTING

               9   SOLE DISPOSITIVE POWER

                         SEE ITEM 5 BELOW

                         Reporting Entity:          2,644,558

                         Resonance:                   300,000

                         Combination:                 300,000
                         Freund:                      300,000
                                                    ---------
                         Combination & Freund:        600,000

                         Ziskind:                     253,632

                         If a Group, total:         3,798,190


PERSON WITH    10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         SEE ITEM 5 BELOW

                         Reporting Entity:          2,644,558

                         Resonance:                   300,000

                         Combination:                 300,000
                         Freund:                      300,000
                                                   ----------
                         Combination & Freund:        600,000

                         Ziskind:                     253,632

                         If a Group, total:         3,798,190


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                           / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         SEE ITEM 5 BELOW

                         Reporting Entity:          36.6%

                         Resonance:                  5.8%

                         Combination:                5.8%
                         Freund:                     5.8%
                                                    ----
                         Combination & Freund:      11.5%

                         Ziskind:                    4.9%

                         If a Group, total:         52.6%

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                                                          Page 4   of  13  Pages
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14   TYPE OF REPORTING PERSON

                         Reporting Entity:         CO
                         Resonance:                CO
                         Combination:              CO
                         Freund:                   IN
                         Ziskind:                  IN

                                                          Page 5   of  13  Pages
                                                              ---     ----

ITEM 1.           Security and Issuer

                           Common Stock, $.01 par value
                           SALIVA DIAGNOSTIC SYSTEMS, INC.
                           11719 Northeast 95th St.
                           Vancouver, WA 98682

ITEM 2.           Identity and background:

                  1.       Reporting Entity

                  a.       Biscount Overseas, Ltd.
                  b.       c/o J. Owadyeh, 3 Freilagr Str., Zurich,
                           Switzerland CH-8043
                  c.       State of Organization: Switzerland
                           Principal Business: Investments
                  d.       None
                  e.       None

                  Name of Executive Officers and Principal Members of Reporting Entity

                  a.       J. Owadyeh - President and Managing Director
                  b.       3 Freilagr Str., Zurich, Switzerland CH-8043
                  c.       Investor
                  d.       None
                  e.       None
                  f.       Switzerland

                  2.       Resonance

                  a.       Resonance Limited
                  b.       Burleigh Manor Peel Road
                           British Isles IM1 5EP
                  c.       State of Organization: Isle of Man
                           Principal Business: Investments
                  d.       None
                  e.       None

                  Name of Executive Officers and Principal Members of Resonance

                  a.       Moshe Mandel
                  b.       Burleigh Manor Peel Road
                           British Isles IM1 5EP
                  c.       Investor
                           Resonance Limited  - Investments
                           Burleigh Manor Peel Road
                           British Isles IM1 5EP
                  d.       None
                  e.       None

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                                                          Page 6   of  13  Pages
                                                              ---     ----


                  f.       Israel

                  a.       Gethin Taylor
                  b.       Burleigh Manor Peel Road
                           British Isles IM1 5EP
                  c.       Investor
                           Resonance Limited  - Investments
                           Burleigh Manor Peel Road
                           British Isles IM1 5EP
                  d.       None
                  e.       None
                  f.       Isle of Man

                  3.       Combination

                  a.       Combination, Inc.
                  b.       c/o British West Indies Capitol Management
                           P.O. Box 106
                           Arawak House
                           Grand Turk,
                  c. State of Organization: Turks and Caicos Islands Principal Business: Investments
                  d.       None
                  e.       None

                  Name of Executive Officers and Principal Members of
                  Combination

                  a.       David Freund
                  b.       85 Rechov Etrog
                           Jerusalem, Israel
                  c.       Investor
                           85 Rechov Etrog
                           Jerusalem, Israel
                  d.       None
                  e.       None
                  f.       Israel

                  4.       Freund

                  a.       David Freund
                  b.       85 Rechov Etrog
                           Jerusalem, Israel
                  c.       Investor
                           85 Rechov Etrog
                           Jerusalem, Israel
                  d.       None
                  e.       None
                  f.       Israel

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                                                          Page 7   of  13  Pages
                                                              ---     ----

                  5.       Ziskind

                  a.       Abraham Ziskind
                  b.       85 Rechov Etrog
                           Jerusalem, Israel
                  c.       Investor
                           85 Rechov Etrog
                           Jerusalem, Israel
                  d.       None
                  e.       None
                  f.       Israel

ITEM 3.           Source and Amount of Funds or Other Consideration

                  Source:           Working capital of Reporting Entity
                  Amount:           $2,500,000
                                    Reporting Entity acquired $2,500,000 in
                                    liquidation value of Class A and Class B convertible preferred stock of the Issuer and has, to the date of this Schedule 13D, converted $1,500,000 in liquidation value of such shares into 1,804,251 shares of Common
                                    Stock of the Issuer (see Item 5 below)

ITEM 4.           Purpose of Transaction

                  The Shares deemed to be beneficially owned by the Reporting Entity and each of the other persons named in Item 5 as owning shares of the Issuer were acquired for, and are being held for, investment purposes. None of the Reporting Entity or any of the other persons named in Item 5 has any plan or proposal that is related to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5.           Interest in Securities of Issuer

                  a.&b.    All of the information given below is as of
December 24, 1998. Percentages are based on the information supplied by the Issuer's counsel that, as of December 22, 1998, there were 5,231,888 shares of Common Stock outstanding

                  Each of the following persons is deemed to be the beneficial owner of the number of shares of Common Stock, par value $.01, of the Issuer, indicated below. Each such person is deemed to beneficially own the percentage of the outstanding shares indicated below. Each such person has the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares that it is deemed to beneficially own.


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                                                          Page 8   of  13  Pages
                                                              ---     ----


                                                    Conversion
Name                                   Shares        Shares(1)       Warrants(2)         Total         Per Cent(3)
----                                   ------       ----------       -----------         -----         -----------
Reporting Entity                      650,619        1,893,939         100,000          2,644,558         36.7%

Resonance Limited                     300,000                                             300,000          5.8%

Combination, Inc.(4)                  300,000                                             300,000          5.8%
David Freund(4)                       300,000                                             300,000          5.8%
                                      -------                                             -------          ----
    Combination and Freund            600,000                                             600,000         11.5%

Abraham Ziskind                       253,632                                             253,632          4.9%

If a group, Total                   1,804,251        1,893,939         100,000          3,798,190         52.6%



----------
/1/ Shares issuable upon conversion of 1,000 shares of the Issuer's Class B Preferred Stock shares (having an aggregate liquidation preference of $1,000,000). The Class B Preferred Stock shares are convertible at the option of the holder into Common Stock. The number of shares of Common Stock is determined by dividing the liquidation preference of the Class B Preferred Stock being converted by a conversion price, which is the lower of (a) the market price of the stock on the date the shares were issued or (b) 80% of the average closing bid price of the Common Stock for the five trading days immediately preceding the date of conversion. As of December 22, the conversion rate would be $0.528 (80% of $0.66).

/2/ Included although the exercise price of $3.375 per share is currently substantially above the current market price of approximately $0.66 per share of Common Stock and it is currently unlikely that the warrants will be exercised.

/3/ For Reporting Entity and for Total only, taking into account shares to be issued on conversion of outstanding Class B Preferred Stock and the exercise of the warrants.

/4/ Because of Freund's relationship to Combination, Combination and Freund are considered a group with each other. Such group disclaims being part of a group with any of the other entities or persons named in this table.

                  c. The shares of Common Stock currently held by the Reporting Entity and each of the other persons named above were issued pursuant to conversions of an aggregate of 1,500 shares of Class A Preferred Stock having an aggregate liquidation preference of $1,500,000, based on an average conversion rate of $0.83137 per share, during the period April 28, 1998 through August 10, 1998.

                  Each of the Reporting Entity and each of such other persons expressly disclaims any beneficial interest in the shares held by any of the other entities or persons named above (including, where relevant, the Reporting Entity) and has no right to direct the voting or disposition of such shares. Except as noted in footnote 4 to the table above, they each disclaim being part of a group but are filing this Schedule 13D in the event it is determined that they constitute such a group.

                  None of the executive officers, directors or other persons controlling the Reporting Entity, Resonance or Combination (other than Freund, as indicated above) owns any shares of the

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                                                          Page 9   of  13  Pages
                                                              ---     ----


Issuer or has the power to direct the voting or disposition of any shares of the Issuer (other than those owned by the Reporting Person, Resonance or Combination, as the case may be).

                  Neither the Reporting Entity nor any of the other persons named above has sold any shares of Common Stock of the Issuer.

                  d.       N/A

                  e.       N/A

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None

ITEM 7.           Material to be filed as Exhibits


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                                                         Page 10   of  13  Pages
                                                              ---     ----


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 6, 1999                                   BISCOUNT OVERSEAS, LTD.
---------------
[Date]

                                                  By: /s/ J. OWADYEH
                                                     ---------------------------
                                                            J. OWADYEH

                                                  Title:     President
                                                        ------------------------

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

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                                                         Page 11   of  13  Pages
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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 6, 1999                                   RESONANCE LIMITED
---------------
[Date]
                                                  By: /S/ MOSHE MANDEL
                                                     ---------------------------
                                                             MOSHE MANDEL

                                                  Title: President
                                                        ------------------------

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

                                                         Page 12   of  13  Pages
                                                              ---     ----

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 6, 1999                                   COMBINATION, INC.
---------------
[Date]

                                                  By: /s/ DAVID FREUND
                                                      --------------------------
                                                              DAVID FREUND

                                                  Title:       President
                                                         -----------------------

January 6, 1999                                       /s/ DAVID FREUND
---------------                                       --------------------------
[Date]                                                        DAVID FREUND

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

                                                         Page 13   of  13  Pages
                                                              ---     ----

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 6, 1999                                           /s/ ABRAHAM ZISKIND
---------------                                           ---------------------
[Date]                                                        ABRAHAM ZISKIND


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.